UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       GENERAL EMPLOYMENT ENTERPRISES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   369730106
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JUNE 6, 2008
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  369730106

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         276,831
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    276,831
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             276,831
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.4%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of General Employment Enterprises, Inc., One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

ITEM 2.   Identity and Background

     Timothy Stabosz, of 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements or enjoinments, related to violations of state or federal securities laws in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $389,615.36 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     As General Employment's (JOB) largest individual outside shareholder, respondent has held shares in the company continuously for nearly 7 years. Despite respondent's diligent efforts to, in a measured fashion, compel the board to address concerns regarding 1) the structure of the CEO's employment agreement...most notably, the annual compensation amount, term, and severance arrangement, 2) the need to eliminate the "poison pill," which only serves to undermine shareholder value and entrench management, 3) the need to reevaluate the fundamental strategic positioning of the company, and 4) the need to address shareholder value generally, including a potential sale of the company...the board has failed to act. The fact that the company's common stock is currently trading at a discount to the company's cash per share (and has, at other times in the past) indicates to respondent that 1) the marketplace does not believe management will be successful in creating value with JOB as a going concern, and
2) the board has damaged the faith and trust of the investment community that the company is truly being operated for the public shareholders, because of what respondent sees as a fundamentally compromised relationship between the corporation, and its CEO.

     The CEO pay package of $543,000 per year is outrageously excessive for an $18 million in annual revenues employment agency. This is especially true, considering when one adds up the CEO compensation over the past 12 years (1996-2007), and compares it to the company's aggregate net income over the same period (a time, it must be pointed out, which included the "dotcom" boom years), it is astonishing to realize that the CEO has been paid nearly as much as the company's bottom line net income ($5.8 million in total compensation vs. $6.1 million in net income)! Furthermore, that aggregate net income, divided by the current share base, only represents 10 cents per share in annualized EPS, over the 12 year time period. How does such marginal performance, over the long term, justify such an exorbitant pay package? After being public for 40 years (with the same family "in charge" dating back to 1964), why is General Employment only at $18 million in annual revenues, and why are revenues down 55% from their 2000 peak? (The current Chairman and CEO, Herbert Imhoff Jr., became President and COO of the company starting in 1997, and took over as CEO in 2001.)

     The key problem is that the CEO's employment contract with JOB represents a de facto lifetime employment agreement. It consists almost entirely of "up front" cash compensation, and so there is no incentive to perform. The "3 year rolling" nature of the agreement means that any attempt on the part of the board to hire a MORE EFFECTIVE manager at a LOWER cost will trigger an avalanche of
severance payments that will devour the bulk of the company's cash hoard.   The
same is true if the board were to seek to sell the company. As a result, the company has operated dysfunctionally at the board level (perhaps somewhat less so recently, with the appointment of a new independent director in 2006). In short, respondent believes that the company as a truly independent entity, and its public shareholders, are under duress, because the CEO has the company "over a barrel."

     The company needs to restructure the pay of the CEO (and all top executives) to be in line with companies of similar size and profitability....$125,000-175,000 in cash compensation per year, plus incentive pay for performance. (If the company makes $2.5 million in net income, as it did in the peak "dotcom" years, THEN the CEO is entitled to make $543,000.) The 3 year nature of the employment agreement needs to be rewritten, so that the agreement actually EXPIRES, so that the CEO can realize that if he doesn't perform, there will be potential consequences. This will prevent the lack of accountability, complacency, and entrenchment inherent in the current arrangement. The company needs to put in place a compensation package for executives such that they make money WITH shareholders, not off of them...and certainly not irrespective of them.

     The company's shareholder rights plan ("poison pill") limits the ability of a would be acquiror to "speak directly" to the company's shareholders, and "go over the head" of the board and management. If a would be acquiror wants to pursue the company (onerous severance requirements notwithstanding), it should be the right of all the shareholders to decide whether or not that offer is fair, without the possibility of other considerations that have little to do with shareholder value getting in the way (i.e. the possibility that it may not be easy for the current CEO to find another job where he can make $543,000). When a highly credible shareholder attending the 2006 annual meeting reports that a verbal offer of $3 was made for the company by another attendee, and he heard the CEO respond that that price was "too low," one wonders, 2 years later, why the stock is trading below $1, when one would presume that an outsized majority of current shareholders would be very happy indeed if the company were sold, today, for $3. Removing the "poison pill" empowers the majority (outside) shareholders, and increases the possibility of someone stepping up and making an offer for the company. Respondent is convinced that, with the pill in place, the impression in the M&A space is that it is generally understood that General Employment is "not for sale." That is WRONG...and, based upon long term underperformance, and overcompansation, it is time for the board to start to send a DIFFERENT impression, and reflect the will of JOB's broader shareholder base.

     Respondent believes that, based upon the company's history of profitability (albeit marginal), shareholder value can best be realized by putting the company up for sale, after the current (respondent believes temporary) decline in financial results has passed. A would be acquiror would look at General Employment as an opportunity to eliminate perhaps $1-2 million in annualized expenses. As a result, the company is worth more to a 3rd party, than as a independent public entity. This is especially true with the company's relatively small size, the increased cost of being a public company in recent years (i.e. Sarbanes-Oxley), the thinly traded nature of the company's shares, and the fact that management has a long term track record of failing to grow the company. The question is: Despite being a PUBLIC company, will General Employment continue to inappropriately be operated as an outsized annuity for a CEO who wrongly views himself as "entitled"...or will the board do what a majority of the shareholders want, and seek to realize value for ALL the shareholders, even if it conflicts with the personal interest of the CEO?

     Respondent has, up to this point, had discussions with management and board members of General Employment, and intends to continue to communicate actively, regularly, and substantively (including, as appropriate, with the news media) regarding the necessity of implementing the imperatives discussed here, and how that implementation directly correlates to the board's fulfilling its moral and ethical duty as a fiduciary.

     Respondent has acquired the shares for investment purposes, as he believes the stock is undervalued in the marketplace, and that value can readily be "unlocked," should the necessary initiatives be taken. Respondent may, from time to time and at any time, acquire additional shares in the open market or otherwise, and reserves the right to dispose of any or all of his shares in the open market or otherwise, at any time and from time to time.

     Other than as set forth above in this Item 4 and the exhibit referenced in
Item 7 below, the respondent has no plans or proposals which relate to, or could result in, any other matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 13, 2008, respondent has sole voting and dispositive power over 276,831 shares of General Employment Enterprises, Inc.'s common stock. According to the the company's latest 10-Q filing, as of March 31, 2008, there were 5,165,265 common shares outstanding. Respondent is thus deemed to own 5.4% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the June 6, 2008 "trigger" date, through June 13, 2008, were performed in ordinary brokerage transactions, and are indicated as follows:

04/24/08  sold 900 shares        @ $1.31
04/24/08  sold 1600 shares      @ $1.30
04/30/08  bought 1501 shares @ $1.02
05/01/08  bought 3499 shares @ $1.02
05/01/08  bought 5000 shares @ $1.01
05/05/08  bought 1200 shares @ $1.01
05/16/08  bought 2500 shares @ $1.02
06/06/08  bought 5000 shares @ $ .87
06/06/08  bought 2500 shares @ $ .85
06/06/08  bought 2900 shares @ $ .83
06/09/08  bought 2500 shares @ $ .81
06/09/08  bought 5000 shares @ $ .76
06/12/08  bought 2500 shares @ $ .79



ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Exhibit 1:

Letter dated April 17, 2008 to the Board of Directors of General Employment. (As of June 13th, the board has not responded, in writing, to the letter.)


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/16/08
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor
273: